                                          Filed by Whitman Education Group, Inc.
                                   Pursuant to Rule 425 under the Securities Act
                                of 1933 and deemed filed pursuant to Rule 14a-12
                                      under the Securities Exchange Act of 1934.
                                  Subject Company: Whitman Education Group, Inc.
                                                     Commission File No. 1-13722
                                                            Date: March 28, 2003

The following is the transcript of the conference call held by Career Education Corporation and Whitman Education Group, Inc. on March 27, 2003 to discuss, and answer questions related to, the planned merger between Whitman Education Group and a wholly owned subsidiary of Career Education Corporation:

Except for the historical and present factual information contained herein, the matters set forth in this release, including statements as to the expected date of the closing of the merger, future financial and operating results, expected benefits and synergies of the merger, tax treatment of the merger, future opportunities and any other effect, result or aspect of the proposed transaction and any other statements identified by words such as "anticipates," "expects," "projects," "plans," "will," and similar expressions are forward-looking statements within the meaning of the "safe harbor" provisions of the Private Securities Litigation Reform Act of 1995. Such statements are based on information currently available to us and involve risks and uncertainties that could cause our actual growth, results, performance and business prospects and opportunities to differ materially from those expressed in, or implied by these statements. These risks and uncertainties include, but are not limited to, costs and difficulties related to the integration of acquired businesses, costs, delays, and any other difficulties related to the merger, failure of the parties to satisfy closing conditions, risks and effects of legal and administrative proceedings and governmental regulations, future financial and operational results, competition, general economic conditions, ability to manage and continue growth, and other risk factors relating to our industry and business as detailed in Whitman's Annual Report on Form 10-K for the year ended March 31, 2002 and from time to time in each of Whitman's and CEC's reports filed with the SEC. Whitman and CEC disclaim any responsibility to update these forward-looking statements.

Whitman and CEC will file a proxy statement/prospectus concerning the proposed merger transaction with the SEC as soon as practicable. Whitman investors are urged to read the proxy statement/prospectus when it becomes available and any other relevant documents filed with the SEC because they will contain important information. After they have been filed, you will be able to obtain the documents free of charge at the website maintained by the SEC at www.sec.gov. In addition, you may obtain documents filed with the SEC by Whitman free of charge by requesting them in writing from Whitman Education Group, Inc., 4400 Biscayne Boulevard, Miami, Florida 33137, or by telephone at (800) 445-6108. You may obtain documents filed with the SEC by CEC free of charge by requesting them in writing from Career Education Corporation, 2895 Greenspoint Parkway, Suite 600 Hoffman Estates, Illinois 60195 Attention: Investor Relations Department, or by telephone at (847) 585-3899.

Whitman, and its directors and executive officers may be deemed to be participants in the solicitation of proxies from the shareholders of Whitman in connection with the merger. Information about the directors and executive officers of Whitman and their ownership of Whitman stock is set forth in the proxy statement for Whitman's 2002 annual meeting of shareholders which was filed on July 15, 2002. Investors may obtain additional information regarding such participants' interests in the merger by reading the proxy statement/prospectus when it becomes available.

Whitman investors should read the proxy statement/prospectus carefully when they become available before making any voting or investment decisions.

[TRANSCRIPT OF INVESTOR CALL]

                                CAREER EDUCATION
                                   CORPORATION

      HOST:  Jack Larson

                              DATE: March 27, 2003

                               TIME: 8:30 a.m. EST

     Operator: Good morning and welcome, ladies and gentlemen, to the Career Education and Whitman Education conference call. At this time I'd like to inform you that this conference is being recorded, and that all participants are in a listen only mode. At the request of the company, we will open up the conference for questions and answers after the presentation.

     Statements made on this call that are not historical facts, including without limitation, statements about the future benefits of the merger, are forward-looking statements within the meaning of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Such statements are based on information currently available to us, and involve risks and uncertainties that could cause our actual growth, results, performance and business prospects and opportunities to differ materially from those expressed in, or implied by these statements. These risks and uncertainties include, but are not limited to, costs, delays and other difficulties related to the integration of acquired businesses, including Whitman. Costs, delays and any other difficulties related to the consummation of the merger, failure of the parties to satisfy closing conditions, risks and effects of legal and administrative proceedings, and governmental regulations. Future financial and operational results, competition, general economic conditions, ability to manage and continue growth, and other risk factors relating to our industry and business, as detailed in CEC's annual report on

Form 10K for the year ended December 31, 2002, and in each of CEC's and Whitman's reports filed with the SEC. CEC and Whitman disclaim any responsibility to update these forward-looking statements.

     I would now like to turn the call over to Mr. Jack Larson, Career Education's Chairman, President and Chief Executive Officer. Please go ahead sir.

     Jack Larson: Good morning. I'm pleased to be able to present and discuss with you the acquisition of Whitman Education Group. We're very excited about this acquisition and I'll explain why here in just a few moments, why this strategy makes sense to both CEC and Whitman. With me today are Pat Pesch, Executive Vice President and CFO; Todd Steele, Executive Vice President of Development and Strategic Planning; also Jake Gruver, President of our Colleges, Schools and Universities Group; and with me also is Rick Pfenniger Jr., President, CEO and Chairman of Whitman Education Group. What we plan on doing is making a brief presentation and then we'll take questions. There are also slides that are being presented this morning, which you'll be able to access to be able to follow later on.

     Let me first start by explaining what is Whitman Education, and just before I begin those remarks I'd like to remind everybody that we have a very successful history of acquisitions. We'll get some very valuable assets with this acquisition and

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also strategically this gives us a lot of different assets in which to help grow our various platforms. Things that we considered as we looked at this acquisition was of course, that Whitman's a great education system, they've got a long operating history and they've got some great brand names. Whitman has all of the key elements that have made our acquisitions very successful in the past, the ability to generate large numbers of leads, the ability to add new and different programs, exciting locations and also some recent benefits is that we can do this onsite or online.

     First of all, Whitman's a publicly traded company; it's on the American Exchange, under the symbol WIX. It operates three school brands with 22 campuses in 13 states. It has approximately 9,800 students. They primarily focus their curricula on health education, business and information technology. They've got some very attractive geographic locations, which we put a high premium on. Also their projected revenue of $109 million for the year ended in 2003, March of this year. The EBITDA is projected to be $16.8 million, also for the year ended March 31 of '03.

     Some very positive situations also, the revenue increase year-over-year 20% in 2003, also shows that there's a lot of strength in the Whitman model. Whitman has good size, they've got good operating systems, they've got a strong management team at the school level, the divisional level and corporate level,

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and also being a public company this certainly has given them the discipline to do the various things that are necessary in a very regulated industry. So we see that as a very positive aspect.

     Let me next talk to you about what does Whitman offer CEC? First of all it's a great platform to grow now and in the future. One of the things that we told the market about is that we had started this health education division. This was started this past year with our acquisition of Missouri College, and it is something that we're extremely interested in getting into. Also, with the huge numbers of dollars that are spent in our economy, some $1.3 trillion, this gives us a very excellent platform to start growing this right away, with some 14 different schools. So that's a very positive aspect. I'll also remind you that we've indicated that we do have a team in place that has kicked off this division, they're some of our very senior people and I think this will certainly give us a running start on this thing.

     The other thing, of course, is that we will gain an additional regionally accredited school, Colorado Technical University. This is a very rare accreditation in our industry; it's North Central Accreditation. We've got a number of other accredited schools that are regionally accredited; we see this as a very positive aspect of being able to build upon that. Certainly with their strong recent financial operating performance, this can be used to build a great future; this is not a turnaround situation. Also with the quality brand names

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that they have, this really will help us expand various areas in terms of adding programs, longer degrees, being able to branch and also using our various marketing initiatives. They've got some advanced degrees also in the bachelor degree area, the master's degree area, this does give us a first, that we are now in the doctorate degree area, and this should be very positive both for onsite as well as online area.

     Attractive geographical markets; we look at certainly markets like Atlanta, Cleveland, Dallas, Denver, Ft. Lauderdale, Houston, Jacksonville, New York, Tampa, and these are either markets that we understand because we have schools in them now, different types of schools, or strategically we wanted to enter many of these markets. Keep in mind, one of the things that we formulated a number of years ago was also having mega schools in various cities, and that has been very, very successful. We've done that certainly in Los Angeles, Chicago and in the New York metro area, and various other markets, and there's a lot there that can be shared among the schools and positive benefits for everybody. Certainly there are 13 campuses that we'll acquire in the top 50 populated U.S. markets, and we see that as a very positive situation. There's a high quality school level of management and the recently accredited online platform through Colorado Technical University, that we intend to develop this here over the next number of months, and that should give us another platform in which to look at offering the online programs that we might choose to offer.

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

     Next let me talk to you about what does CEC offer Whitman. Basically what we're looking at there is the enhancement that will make Whitman grow. It's simple and proven, we have a long history and we know what works, and we're prepared to increase the market share. Some of those things that I want to share with you are certainly the multi-dimensional marketing model. Probably the number one thing that we're going to find that we're going to be able to really help them on, both in the short-term and long term is the ability to generate a lot more leads. What we're finding is in the past acquisitions we've been able to go in, do our marketing studies, determine what is needed, and literally grow thousands of more leads. A typical CEC school in these various markets would have tens of thousands of more leads coming out of those markets.

     Also, as you know, we do specialize how we handle those leads. We look at having some of the same positive impacts here. Certainly there's a strong local market presence. There's a high school marketing team that goes out. The out of area market for some of these schools will be very positive, about 35% of all CEC students come from out of the area, and we see that because the programs are very attractive and they're great brand names. We've also set up a new Internet program, of course that's been very successful, starting last year and going into this year. We would see sharing that certainly with the schools, and also where it made sense the international recruiting ability.

     We've also got the ability of course, to attract a broader student market. What we're looking at is through the high school, some 30% of CEC students come directly out of high school, young adults about 45%, and of course older students, and finding that balance of both men and women. We've got a strong management experience and expertise, in such areas as IT, advertising, admissions, education, student finance, strategic planning, the facilities expansion, and of course the all-important placement. The other thing is we're prepared to offer the new curricula offerings in visual communication, design and education. We've got a successful track record also in transplanting programs, and we see this as a very exciting opportunity. This year, system wide, we'll transfer some 50 programs. We see almost immediately being able to also have that impact on various Whitman campuses and schools. There's also our start up expertise and adding satellite campuses. We have a lot of confidence that our expertise and capabilities will produce significant growth at Whitman. It's really a very simple formula; we're going to add more leads, very significant numbers. We're going to be able to expand their facilities in a number of different ways, and add the various new programs. So it really is a very simple formula.

     Let me next cover with you, how does Whitman compare to CEC? A quick review on how the two systems look side by side, and the important comparison here is that the systems really compliment each other. We've got the onsite and the online strategies and capabilities, we've got proven methods. Certainly as you look at it, in 2002 CEC had $751 million in revenue, Whitman $105 million. We've also shown the ability to be able to go out and generate more student population, which results in more revenue and to gain greater margin, and we see that same thing at Whitman. There's certainly a number of campuses throughout the country, you look at the 51 platforms internationally that CEC has, along with the 22 campuses that Whitman has, this will not only give us a lot more platforms to grow from, but also it will help give us economies of scale in various areas.

     The other thing is when we look at student populations, some 55,000 students in the CEC system, about 10,000 students in the Whitman system. The other thing that's very exciting to us is of course the core curricula, as you kind of compare that. In visual communications CEC has 41% of our students. This is a new area for Whitman, they have nothing in this area, and we see this as a really great area to grow, not only because students want this, but because there's lots of jobs out there. The other area of course is business studies, anywhere from secretarial science to MBA, currently 27% in the CEC system, 12% in the Whitman system. Again, this is a tremendous area of growth. The information technology area, 16% CEC, 19% of the Whitman area, and this has been a very strong area to grow in for both groups. The other area of opportunity, just in terms of putting schools perhaps in these cities, is in the culinary arts area, that's 14%

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of the population of CEC, Whitman of course, this is not an area that they're currently in, but we see this as perhaps being the opportunity for certain cities and certain states. The health education area is the real exciting part here. Currently that's 2% of what we do, 69% of the Whitman system. So it gives us a very, very significant presence in that very exciting area.

     I think all in all what this does, is it keeps the whole system very diversified. We found that that has been a strength of ours, to be able to not put all of our eggs in one basket, but to be able to certainly take advantage of those areas that students find very attractive, and where there's lots of jobs. The other area that I just want to spell out, that I think is going to give us tremendous capabilities, is the fact that last year system wide in the CEC system, we generated 1.7 million leads. Certainly we've got the capabilities and the capacities to not only share some of these leads, but also to generate large numbers of leads in the Whitman system at reasonable cost.

     The other area that I want to share with you, of course, is the degrees offered, and again, I think there's a tremendous opportunity here. In the diploma and certificate area, CEC is 14%; Whitman is about 70%. Again this is a tremendous opportunity to be able to put more students into associate degree programs. Many other acquisitions that we've purchased in the past perhaps had the same balance, where they were 70 or 80% diploma programs, and over time, in the short run we were able to

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have many more students take the associate type, or longer degree program. This is certainly true when we bought Katharine Gibbs and various other institutions that we purchased over the years. On the associate degree side, 54% for CEC, 12% for Whitman; again this is something that we plan on putting more associate degrees in, and then in the bachelors', masters, doctorate degree area, 32% for the CEC system, 18% for Whitman. Just like in the CEC system we have seen this is a tremendous way to grow our schools, this year we'll add many more bachelor degrees. We see rolling out these same strategies in the Whitman system.

     The last comment that I want to make is the fact that we have a number of different divisions of course. We've got our Katharine Gibbs division, our university, our academy, our culinary, our college division, our healthcare division, international, and of course our online education group. Each one of those, as we've strategically looked at this, has the capacity and the opportunity to generate up to or exceeding $500 million in revenue, and the strategic plans over the next five years look to doing that. What I'd like to do at this time is turn it over to Todd Steele, our Executive Vice President of Strategic Planning and Development. Todd.

     Todd Steele: Thanks. I'd like to start by describing Whitman's operating divisions, starting with the ultrasound diagnostic schools, which I'll refer to as the UDS schools. The UDS schools were founded in 1977; there are 14 locations,

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primarily in the eastern half of the United States. As Jack referred to earlier, in attractive geographic locations such as Cleveland, Dallas, Houston, Westchester County New York, Jacksonville Florida. They also have locations in cities where CEC's been successful in the past, such as New York City and Atlanta, Ft. Lauderdale Florida. Approximately 5,300 students are currently enrolled in UDS schools, and the UDS schools offer a broad platform of accredited programs in health education, including medical assisting, surgical technology, medical coding and billing, cardiovascular technology and diagnostic medical ultrasound. Strategically UDS gives us a meaningful platform in healthcare education, and also a number of new programs that can be transplanted to CEC schools.

     Whitman's second operating division is the Sanford-Brown Colleges. Sanford-Brown was founded in 1866, so it's almost 140 years old. Sanford-Brown has five locations, four in Missouri and one in Illinois, in southern Illinois, and currently 1,700 students are enrolled in Sanford-Brown schools. Sanford-Brown has a long standing, strong local market presence, and in recent years Sanford-Brown has migrated, as Jack referred to earlier, from more of a diploma focus to associate degree, and is in the process of continuing that migration up to a bachelor degree level. The areas of education offered at Sanford-Brown are health education, including nursing programs, information technology and business programs. Here we have a good franchise, a long-standing presence, and entree into two new markets,

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southern Illinois and Kansas City Missouri, and also again they're starting this migration to the associate degree and bachelor degree programs.

     Whitman's third operating division is Colorado Technical University, founded in 1965, three locations in Denver, Colorado Springs and Sioux Falls South Dakota. Approximately 2,800 students are enrolled at CTU; we'll refer to it as CTU. CTU offers primarily bachelors', masters and doctoral degrees in information technology, business, engineering, telecommunications, project management and several other areas. They also have an online business, which they have just begun to build, and we think we can accelerate the growth of that business, given our success with AIU online. One of the most exciting things about Colorado Tech is that it's regionally accredited by North Central. Both the bricks and mortar and the online businesses are accredited by North Central, and CTU provides us with a regionally accredited platform that's very complimentary in terms of its accreditation and geography to our AUI system, and again this alternate online education platform.

     With respect to our integration strategy, my comments today will not focus on the infrastructural aspects of the integration, but rather on some of the fundamental growth initiatives that we will embark on upon closing. For starters there will be dedicated management teams who will work with the Whitman divisional teams to help them execute their business plans. We

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plan on augmenting Whitman's growing business with investment in the following areas; investment in marketing. We believe, as Jack referred to earlier, we believe we can increase leads, not only by spending more through Whitman's existing marketing channels, but also add, or place more emphasis on, areas such as Internet marketing, high school programs, and in select cases, market to students outside the local market of the given school. Additional investment and growth will occur in the areas of facility expansion, and we will also anticipate accelerating the investment in Colorado Tech's online business, not only in terms of capital but also in terms of the know how that we've gained from our AIU online experience. Finally through additional investment in student services, we believe we can improve student outcomes such as retention and placement. On the expense side there are some duplicitous costs associated with Whitman being a public company, and certainly those costs would be eliminated.

     Longer term, as Jack mentioned, there are many program transplant opportunities between CEC and Whitman, as well as new start up and satellite opportunities. We have a very strong track record of success in executing on all these initiatives in the past, and are very confident that we will be very successful in this situation, given the quality of the Whitman assets, and again, our track record of growing acquired schools. With that, I'd like to turn the presentation over to Pat Pesch.

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     Pat Pesch: Good morning everyone. I'm going to review kind of the combined demographics in a couple of areas for Career Education and Whitman. Checking the curriculum offerings of the respective organizations earlier, on a combined basis we'll see that our visual communications and designing curriculum will be 34%, culinary 12%, health education moves up to 12%, IT at 17% and business at 25%. What this really shows is that the combination of these two organizations improves the diversification of our curriculum offerings. We have long held that strategically we wanted to be offering career-oriented curriculum in areas that we believe are going to be heightened, both in terms of student interest, as well as demand for the graduates. We see all these areas as having excellent long-term growth dynamics, and the addition of a significant health education population just improves the diversification of our offerings.

     In terms of degree offerings, Jack has reviewed those; the consolidated numbers do change, but only modestly, due to the smaller size of the Whitman population versus the existing CEC population. Certificate and diploma is 22%, associate degree is at 48% and advanced degree at approximately 30%. I'd like to summarize a few aspects of the transaction and some, which were discussed in the press release. The purchase price is $14.25 per share for the Whitman shares. $6.00 is in cash and shares at $8.25 in CEC shares. I'll point out to you, as it was indicated in the press release, all of the outstanding Whitman stock options will be settled in cash. That would be important to you in terms of

                                       15
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modeling the effects of this transaction on the consolidated entity. The valuation of approximately $230 million of enterprise value. Let me suggest to you the approximate valuation included in this $230 million of stock to be offered in the transaction is $118 million, the remainder of the consideration is basically cash.

     The valuation represents just over two times multiple of trailing revenue and approximately 13.7 times trailing EBITDA. I'd also note that revenue and EBITDA has accelerated in the Whitman system in the last year. We certainly, with the marketing initiatives that Jack intends, and Todd touched upon, we believe that growth will continue and even accelerate. We believe the earnings from the Whitman acquisition will be accretive to our '03 earnings and we expect the deal to close by July of this year. We have not provided specific guidance on [unintelligible] or capital spending. We will be providing that shortly after the closing of the transaction. I would also point out to you that on file with the SEC there is an 8K that exhibits the acquisition documents. Included in those documents you'll find descriptions of things like break up fees and the adjustment parameters for the stock portion of the consideration. I would suggest that those of you interested in those provisions review the document. We certainly would be available afterward for follow up calls to address those specific provisions and how they work. With that I will turn the presentation back to Jack.

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     J. Larson: Let me now at this time ask Rick Pfenniger, President and CEO of Whitman Education Group, to make a statement.

     Rick Pfenniger: Thanks Jack. I'll be brief and really touch on just a couple of points. First, as a point of note and information that's included in the joint press release that was issued yesterday after the market closed, and that is that in that release we provided updated financial guidance for Whitman for our fiscal year that will end March 31 of '03, next week. That updated guidance is that we believe revenues will be $108-109 million for the current fiscal year. EBITDA will be between $16.1-16.3 million, and net income will be between $7.1-7.3 million, which equates to, on an EPS basis, 46-47 cents per share. A point of note with respect to that guidance is that that guidance includes approximately $500,000 of estimated transactional related costs that we will incur in the current period, that equates to about 2 cents per share on an EPS basis. That guidance has increased from our earlier guidance, which was 43-45 cents on an EPS basis.

     The second point, and really a few general comments, because I think that Jack and Todd and Pat have gone through a lot of information in good detail, so I'll just echo a little bit of what's already been said. That is first, to say that we believe that this is a compelling business combination that is a true win/win situation for all interested parties, whether they be shareholders, employees or students, on both sides of the

                                       17
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transaction. Career Education has done an outstanding job in building their own business, I think everybody knows that. Yet we're proud that by this combination we at Whitman can meaningfully add to what they've already done. The merger will, in a very powerful manner, fulfill an important strategic objective for Career Education by providing them with an immediate leadership position in allied health education, which I think was already well noted. Our technology and business programs will well enhance and compliment existing areas of strength for Career Ed, and third, the combination will meaningfully expand Career Ed's geographic scope and reach, the already large geographic scope and reach that they have.

     At the same time, Whitman, its shareholders, its employees and students will also receive substantial benefits. First, and probably most obviously, our shareholders will receive a very attractive increase in the value of their investment, and second and also of significant importance to us, is that our employees and students will also benefit. The greater financial and management resources that Career Ed possesses will permit greater investment in the growth and evolution in our schools, which should provide positive challenges and professional opportunities for our employees, and similarly the investment in all of those respects should enhance and enrich the learning experience for our students and our future students. Another point that I'd like to make is I believe that there will be a very good cultural fit for our two organizations. That's kind of an abstract point,

                                       18
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but I think it's something that's important in transactions of this type and that's just to say that beyond just a mutual commitment to professional management, that I think both of our organizations possess, that throughout the period of discussion and negot8iation with Career Ed we were consistently impressed with their commitment to quality, high quality career oriented higher education, and equally importantly, their understanding of the importance of serving students well and the need for talented, committed, passionate educators and school managers to do that. Those are fundamental principals on which we've sought to build our business and refine our business, and we're confident that this common view and philosophy will permit rapid and effective assimilation of our two organizations post closing.

     With that in short I'll just close by going back to the point that I started with, in simply restating that we believe that this is a genuinely compelling business combination that will well serve and benefit all interested parties.

     J. Larson: Rick, thank you very much. Let me - before I take any questions, let me assure you that we have the experience, the structure, the strategies, the management, the systems to operate and grow this new opportunity. I also want to remind everybody that we certainly have a great track record of being able to do acquisitions and to greatly enhance and find significant value. So we're very excited about this new opportunity, and I think as Rick has stated, and as we have experienced with many of our other acquisitions, we're expecting to close this on July 1. What this should do in the meantime is give us ample time to kind of ramp up and do all those things that we do to really get a running head start. We've been able to show on every deal that we've done that where we have been able to do this; this has made a major impact in the short run. Let me at this time open it up then to any questions that people might have.

     Operator: Thank you sir. The question and answer session will begin at this time. If you are using a speakerphone, please pick up the handset before pressing any numbers. Should you have a question, please press star, one, on your pushbutton telephone. If you wish to withdraw that question please press star, two. Your questions will be taken in the order that they are received. Please stand by for your first question. Our first question in queue comes from Greg Cappelli of CSFB. Please state your question sir.

     Greg Cappelli: Good morning everyone. Jack I just wanted to start out by asking you if you could talk a little bit more about your ability to make this a value accretive deal, just aside from earnings accretion, given the price paid for the company. And on meaningful cost savings, on synergies, or is it more, Jack, what you talked about, enhancing the top line even further?

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

     J. Larson: Let both Pat and I speak to that. First of all, I mean we've always, in all of our deals, we've looked for both of these opportunities. Because I think that's how you really find an excellent situation and make it better. You don't want to have to rely on just one, but certainly the primary factor is that we see that we can certainly enhance the revenue side of it by bringing in some of the things that we have found successful in the past. But there's ample opportunities also on some of the various other efficiencies. Let me ask Pat to speak to that.

     P. Pesch: Greg in terms of kind of operating efficiency, I think there's some clear areas of opportunity initially, which is we're both public companies and there's a certain level of infrastructure associated with that, and a certain level of cost associated with things like accounting and legal fees, audit fees, all just dealing with regulatory filings and things of that nature. Clearly those are duplicative type costs, which we'll be able to eliminate. We've also made, as you know we've talked about some of the significant investments we've made in technology, new student management system that we put into our schools over the last year, the incremental investment necessary to bring these schools in will be very modest, and yet we think they'll bring operational efficiencies to all of these additional campuses. Having said that, the real profit improvement opportunity here isn't so much in cost cutting so much as it is leveraging and growing the existing operations.

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     G. Cappelli: OK so I'm just assuming that this met your IRR type of criteria that you've stated in the past.

     P. Pesch: It absolutely does. We think there's just significant growth opportunity here.

     G. Cappelli: OK, just one more quick one. Do you guys plan on adjusting price at all for any of the Whitman schools, or is it where you want it to be right now?

     J. Larson: Over time that's something that we've looked at in any situation, we think that there's some very attractive programs here. We think with some enhancements and as you add programs that are longer, programs that maybe have a uniqueness to them, that certainly you have the opportunity to charge more dollars.

     G. Cappelli: OK, thanks a lot. Congratulations to both companies.

     Operator: Thank you. Our next question in queue comes from Jerry Herman of Legg Mason; please state your question.

     Jerry Herman: Thanks. Good morning everybody. This one's probably for either Jack or Rick. Could you speak to the accreditation side of Whitman, i.e., perhaps when the most recent

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either program review or reaccredidation visits and reports took place, or when they might in the future?

     J. Larson: Sure. Let me turn that over to Rick.

     R. Pfenniger: Hi Jerry. The most recent, we've had a lot of recent accreditation activity. About a year ago, or in the last year, Colorado Tech was reaccredited institutionally by the NCA for an additional 10-year period. Sanford-Brown I think also about a year ago was reaccredited by ACICS for I believe a five year period, and within the UDS system we're going through the recycle for institutional accreditations, two campuses in the fall, the first two up in that cycle, were reaccredited for five year periods, and the balance will be occurring during the next year to 18 months.

     J. Herman: Great. Jack, with regard to the size of this acquisition, obviously it's large. There's not much left in the public domain. Could you speak to the overall acquisition strategy? In any way does your overall corporate strategy shift from one that has included a significant component of acquisitions to more of an internal focus?

     J. Larson: Well of course that's always been one of our game plans here over the last three years. We've done start ups, we've transplanted programs going back a couple of years ago we did two start ups, we did two this past year, we'll do as many as four this year, and probably next year, on the drawing board we've got probably as many as six or eight. So that's something that we've always found is beneficial and has been part of our strategy. Acquisitions are something that we always look at doing. We've done probably more acquisitions than anybody in our industry; we've been extremely successful in doing that and kind of identifying the right acquisitions and being able to really enhance the value of those things. Along with adding longer programs and kind of transplanting these programs, that has been a real winning combination.

     J. Herman: And just one final question. When you look at your healthcare division, is this the platform for that $500 million business, or is there other large components that need to happen?

     J. Larson: Well I believe it's certainly a strong beginning. There's a number of things we would look at in the future, adding more programs, varying the programs, bringing some of those into the existing CEC schools. But this certainly gives us a running start on that, and makes it a very significant opportunity. I'm just reminded as we've started any of our divisions, sometimes they started off fairly modestly, but looking what they look like over the next two, three, four, five years after they were started, they were enormous. So we feel that we have that same combination here.

     J. Herman: Great guys, I'll turn it over.

     Operator: Thank you. Our next question in queue comes from Alex Paris of Barrington Research. Please state your question.

     Alex Paris: Good morning guys, congratulations.

     J. Larson: Thank you.

     A. Paris: It looks like a great acquisition. A couple of questions. You referred to a headquarters consolidation. What does that mean for senior management within Whitman Education, and are there any plans for consolidating schools in any cities where there exists significant overlap?

     J. Larson: Let me speak to some of that and then let me ask Todd and Rick to also talk to it. In any acquisition we see that there's opportunities to kind of consolidate things. But certainly the strength of the business is at the school level. There's some strong corporate and divisional people with Whitman, we feel coupled with the team that we have at CEC that are experienced managers, that it will be kind of a winning combination to give the schools the needed support that they need. We've got a number of things that we're considering here to kind of enhance their capabilities to be able to utilize some of the things that they do well, but certainly some of the things that has been a strong suit of CEC that we can bring to bear to help them. Todd, let me ask you to speak to that a little bit on some of your comments, and also Rick, if you have any.

     Pat Pesch: When we refer to the opportunities that I outlined in the presentation it's primarily, I'll call it the executive office, and that refers to some of the public company costs. With respect to the divisional management teams we need to learn more about the relationship with the schools, but I think our intention is to fundamentally support them. With respect to school consolidations there currently would not be any in our plan, certainly we need to learn more about the business.

     A. Paris: OK and then to that point, Whitman had planned its first start up in quite some time, a planned start up for a UDS school in an existing territory in the first half of the new fiscal year. Are those plans going to continue?

     J. Larson: Todd, let me ask you to speak to that.

     T. Steele: Yes, they're continuing on their current business plan. I don't know, Rick, if you'd like to comment on the current status?

     R. Pfenniger: Yeah. We expect to make an announcement real soon on the precise location of that, but it's something that, of course, Todd and his folks in their evaluation looked at closely, all parts of our plan. We've talked about that. Our plan is to

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

continue our plan, including especially that. So, it is going forward.

     A. Paris: Great. And then, Pat, or Todd, I guess, this might be a question for you. I realize you're going to give guidance in the future. But just sort of on first blush, as I combine these two companies, based on what it looks like Whitman can do in the year that's ending in about a week and what their growth rates look like, I kind of come up with a result that this is accretive before you do any restructuring, or take out some redundant costs. Am I on track?

     Pat Pesch: Yeah. If you--Alex if you just kind of take the trailing numbers and kind of pro forma in, I kind of gave you the information in terms of the cash stock split, you know, with some basic assumptions in terms of interest costs associated with the cash piece. And I guess I would suggest to people that they probably need to look at probably a 4% to 5% interest cost over the next several years. But, using that type of interest assumption, just kind of working through the math, it is accretive based on the trailing performance.

     Obviously, we expect--and that's one of the reasons we certainly made the statement in the press release that we expect the deal to be accretive. Obviously, you know, we've got to integrate our own plans. In terms of specific guidance, we will be forthcoming with that as we get to the closing time frame.

     You know, our historical approach has been to look at making some investment in marketing up front. Generally, while those investments pay off well, in the short-term, they [unintelligible] in the earnings because we expense all of our marketing costs as incurred. And until those marketing costs pay off in terms of additional students, you don't have the revenue or the additional profitability flowing through.

     So I would say what would be of interest when we come out with this guidance is more the quarter-by-quarter guidance and how that's affected by our investment plans. But again, we still feel comfortable saying that it will be accretive [unintelligible] immediately. And obviously, we wouldn't be doing the deal if we didn't expect it to accrete and opportunity to grow in the succeeding years.

     A. Paris: Very good. Well guys, congratulations again and it's s real good combination. Great, thank you.

     Operator: Thank you. Our next question in queue comes from Howard Block, with Bank of America Securities. Please state your question sir.

     Howard Block: Good morning everybody and congratulations. The question is about the branding in Allied Health that Jack you had mentioned several occasions in the past. Is the UDS brand

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

sort of the brand that you've been thinking of in terms of buying an existing brand? Or is there still a possibility you may brand with some sort of a pharma company or something like that?

     J. Larson: No, the opportunity, I think, on this partnership, you know, much like we had perhaps with the Cordon Bleu, would be to find somebody that is a major player in the medical industry. Like you say, it could be in medical. It could be in pharmacy or something like that, but we continue to look for that. We're not rushing into anything if we don't need it.

     We just feel that if we were to find that partner that perhaps that could enhance some of the things we're doing through credibility and resources and other types of know-how. So we continue to look for that.

     You know, I think with this large of a platform now, I think this probably becomes far more attractive, to be able to kind of attract that partner to be able to step in and maybe give us some assistance in certain areas. So, we're really excited about having this to be able to go out and do that. Certainly, the UDS experience, reputation and name is tremendous and we look upon growing off of that.

     H. Block: OK, and then, looking at Sanford Brown, I see that they have a nursing program. I was wondering if someone might be able to elaborate with regards to the opportunity to scale that program, or the constraints in terms of scaling it. Is it a Missouri-specific licensing? Is it--what can we expect from that nursing program that Sanford Brown has?

     J. Larson: Nursing, of course, is one of those really exciting areas already. You read about it every day. There's a huge shortage in that area. The really good news here, and we've studied this for a long time; most states will let private schools like ours come in and in fact put in nursing programs. There are very few that will not allow it. We see that as a tremendous opportunity here. Certainly taking this as kind of the flagship part of this, both to gain credibility and show people that we know what we're doing, we have other situations where we have nursing. But we see this rolling out in a number of other schools too, over time.

     H. Block: OK. And then the last question I guess might be more for Pat. That is, I think that everyone recognizes the price does look a little bit steep, but as we look at sort of the recent performance of Whitman's operating margin, it has been improving somewhat dramatically over the last couple of years. Was it easier for you to rationalize the price based on sort of the trajectory of their margin recently?

     J. Larson: Pat, let me ask you to comment to that. And then, I've got kind of a wrap up on that

     P. Pesch: Clearly, the improving trend in their operations absolutely was a factor to us. You know, Jack alluded to the fact earlier in his opening remarks that we weren't in a turnaround situation. Having said that, there clearly continues to be opportunity to improve the margins. And, we think that margin improvement would've occurred with Whitman at a certain level on the growth rate that they were at. We think the ability to generate stronger revenue growth will do nothing other than to accelerate that margin improvement.

     J. Larson: One of the things that we also certainly look at, in any acquisition, is our ability, over different periods of time, to be able to add significant value to add revenue. And we really feel this is a system that will do very well. It has the same ingredients that we found in the past has really responded well to the capabilities of what CEC is able to bring to bear on this.

     Certainly, in going into probably a lot of different acquisitions over time people might point and say gee, that was kind of a high price. But I think that we've also been able to show over time that, when you look back, it was very reasonable. And we've got a lot of confidence in what this partnership means and what our capabilities are.

     H. Block: Right. Thank you and again, congratulations.

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

     Operator: Thank you. Our next question in queue comes from Richard Close, of Suntrust Robinson Humphrey.

     Richard Close: Congratulations as well. Maybe hitting on that margin question that Howard just threw up there, you know, if you look on a nine-month basis it looks like Whitman has about a 10% operating margin, if I'm correct and, in the last quarter, 15% or so. Pat, with the investment, I guess, in marketing and maybe some of the facilities that you expect after closing, where do you think things are going to shake out from that standpoint? Obviously, you'll get some revenue growth, but do you expect margins to be, you know, stagnant, in that, you know, maybe first 12-month period?

     J. Larson: Pat, why don't you speak to that?

     P. Pesch: Yeah. If you addressed it on kind of a 12-month period, you know, I would expect margins to be kind of relatively flat to up a little bit, and not getting the immediate improvement just because of that marketing investment. That is a pattern that holds true to all of our past acquisitions. We get immediate, I think we get almost immediate earnings growth, let's say after that first quarter, due to increasing the volume. It really isn't until we're generally into the second year where we start getting earnings growth associated with margin improvement.

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

     Now, there have been exceptions to that, but those have generally been in cases where we've acquired something that was either losing money or was at extremely low operating margins.

     R. Close: OK, and maybe a follow up on that. Maybe you can refresh our memories with respect to EduTrek. I think that was one that was losing money and maybe the margin progression that you were able to achieve because you guys did do a very good job there and out performed. Did the opportunities with Whitman mirror that? Maybe, could you give us details or a little color?

     J. Larson: Let me just comment on the first part of it and then Pat will comment on kind of the margin part. Yeah, I mean we feel the same formula is here. Certainly, when you go into these deals, you look at all aspects of what the opportunities are and certainly any challenges. But it really is fairly simple. We really feel that going in the same formula that we found so successful in other places is to have this ability to come in and generate a lot more leads that will help in the short and long-term. That's the ability to expand facilities, which is an easy process to really do and then by adding new programs.

     I think we're going to see some of the same types of results that we did see at AIU just in terms of things responding well to that. The nice thing about Whitman is there is many more platforms to really grow upon that can add value in other areas also. Pat, do you want to comment on the margins at AIU?

     P. Pesch: Yes. If we kind of look back at the EduTrek or the AIU situations, you almost have to split that operation into two pieces. They had a significant level of corporate spending, which we were able to eliminate almost immediately after acquisition. That left us with kind of the school level operating margins, which were positive but were lower than the Whitman operating margins. And also, we really had a system there that fundamentally needed, I guess what I would call, some remediation.

     So the pattern that we had really with AIU, that was dilutive to earnings in our early quarters of ownership. We indicated when we acquired that that it would be diluted in the first year. We gave numbers for guidance roughly to about 10 cents a share. By the end of the first year of ownership, on a quarterly basis, it was accretive to earnings.

     The similarity with Whitman would be one of pattern, a similar pattern but not at the same level. We expect it to be accretive right away and certainly, the accretion level growing after we make the initial investments.

     R. Close: OK, great. Thanks for that color.

     Operator: Thank you. Our next question comes from Mark Marostica with Piper Jaffrey. Please state your question.

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

     Mark Marostica: Hey guys, congratulations on the deal. The first question relates to a comment Todd had made regarding growth opportunities and strategies around the placement and retention rates for Whitman. I wonder if you could comment on where those rates have been lying as they compare to CEC's rates?

     J. Larson: Todd, let me ask you to comment on that and then maybe Rick, if there are other things to add to it, please feel free.

     T. Steele: I do not have the data in front of me. The retention rates at the UDS schools are a little lower than our average. As we looked at the model, we think there may be some opportunities through some of the things we've learned here, to invest in that and improve retention. Retention's not fundamentally dissimilar from our retention at Sanford Brown or Colorado Tech.

     J. Larson: You know, just a comment I'd like to make regarding placement, we have found that this is an area of opportunity just with our kind of national system, our ability to kind of do things, both in terms of the local basis as well as kind of a virtual thing. We've got an online capability in that area also. We've kind of shared that with the market. As you know our placement rate system-wide is 94%. We would look at providing some of those same enhancements and opportunities at the Whitman schools as we kind of look at them one on one.

     And, of course, on the retention thing, there are always things there that you can do to make that better.

     M. Marostica: OK, great. I have a question on the online capabilities. I'm not sure if you said how many students are fully online at Colorado Tech.

     J. Larson: Currently, it's a very small number. But then again, it was kind of nonexistent when we first looked at AIU when you looked at the full degree programs. That's why we see this as such an exciting opportunity, because they do have some attractive programs. We've got some other programs that we have on the drawing board. It's a matter certainly of going through the proper approvals. But, the north-central accreditation is kind of a unique accreditation. That's the same people that accredit the University of Phoenix and DeVries [sp] and places like that.

     So we look upon it as being a unique thing to build upon in the future.

     M. Marostica: So going forward, Jack, do you envision one platform and essentially rolling Colorado Tech into AIU for the online piece?

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

     J. Larson: You know, we're open on that. I think that Colorado Tech is kind of its own unique situation. It certainly has that unique brick and mortar long operating history on the brick and mortar side. On the online side, we feel that you could probably run a number of brands out there perhaps that would do well with the right types of programs. But we've not kind of discounted anything.

     M. Marostica: OK. More of a maintenance question for Pat, what are your post-deal debt levels and new borrowing capacity?

     P. Pesch: I'm sorry Mark. You're breaking up a little bit there. Could you repeat that?

     M. Marostica: Sorry about that. Yeah, concerning post-deal, what are your debt levels now and current borrowing capacity, post-deal?

     P. Pesch: OK. I mentioned earlier that the cash consideration in this would be in about the $112 million range. We will, at this point, and coming through the end of this quarter, our debt position will be modest. At year-end, we had a net debt position. We have since been generating cash form our operations but we've also had to fund our acquisition of INSEEC. That should leave us towards, you know, as of the end of this year, in a modest net debt position before this transaction.

So, if this were to close immediately, we would basically be adding about $112 million to a pretty low debt position today.

     Our existing bank facilities are that we've got a $200 million domestic facility and that's more than adequate to draw upon for these needs.

     M. Marostica: OK, thank you.

     Operator: Thank you. Our next question in queue comes from Matt Litfin, with William Blair & Company. Please state your question sir.

     Matt Litfin: Good morning and congratulations. You guys have recently made two fairly sizable acquisitions. Should we assume you'll be going through a digestion period now? Or, what is your appetite for additional acquisitions in the near-term?

     J. Larson: Keep in mind that we've got a really good capacity and we've really got some really strong people. That's why we broke the company a number of years ago into various divisions so we could really absorb something like this, as we did with the international stuff.

     With Insieg, we, of course, put that in a separate and distinct international division. That business is kind of its own type of business, etc. But, as we look at this, we've got a

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

number of different people that can help on this. This will go into a number of our different divisions. So, we have a full capacity there to kind of digest it if you will.

     Health care, we've set up a separate and distinct area. With Colorado Technical University, that will kind of fall into a separate area. Sanford Brown, of course, will be in the medical area too.

     So, we've always been a cautious company. I think we've tried to take things kind of slow but sure. Acquisitions are kind of opportunistic. You have to, you know, kind of do them when you have the chance and see the opportunity. So, I guess I just would say that we see being cautious as we move forward.

     M. Litfin: I see. One other question; could you talk at all about the work you guys did in looking at the job market for the health care piece here, the ultrasound technicians, medical assistants, etc.? Do you have any data you can give us as far as shortages in those areas, or something like that? Maybe even Rick could chime in?

     J. Larson: Sure. Let me just say overall that $1.3 trillion is spent in the medical area. I think kind of the nice thing that we see about medical is doing anything from, certainly, your medical, dental, pharmacy tech, you know, various

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

other components, nursing. We've certainly not ruled out other aspects of the medical field at some of the higher levels.

     But there are tremendous job opportunities out there and we've seen this over time. There's probably a greater need for people in the medical field than in almost other area. Rick, if you have any comments on that, it would be fine too.

     R. Pfenniger: I don't have specific data that I can say. Just based on what we see in our markets, with our graduates, we see good demand for graduates of all of our allied health programs, whether UDS or Sanford Brown.

     Where we see the best demand is in the higher end, more specialized programs, registered nursing, radiography, respiratory therapy, ultrasound and cardiovascular tech. Those are all extremely high demand areas, and it's reflected both in the placement rates, which for those programs typically exceed 90 and approach 100% for certain of the programs, depending on the location, and in the starting pay. We're seeing RN's and radiography techs and even ultrasound techs, depending on the pay scale in local markets, graduating out of a non-degree or associate degree programs with starting pay of $40,000 plus. So they're real good areas.

     M. Litfin: Thanks, and well done on the Whitman deal.

     J. Larson: Thank you.

     Operator: Thank you. Our next question comes from Gary Bisbee of Lehman Brothers; please state your question sir.

     Gary Bisbee: Hi guys, congratulations to both sides. It sounds like a pretty good transaction. A couple of questions though. First of all, you said you're not going to comment on cap ex, and to give more guidance later. But can you talk to the cap ex you think you may need to grow this business, and in addition, if there's going to be any working capital disruption? I know that AIU is certainly a lot more troubled asset that Whitman, but you had a year in 2001 when you digested that in which working capital used a lot of cash and your cap ex went up about 100-200 basis points as a percentage of revenue, and you generated no free cash flow even before the acquisition costs. Is it reasonable to assume that we're going to have a similar effect on your cash flow from this transaction?

     J. Larson: Pat, let me ask you to comment on that.

     P. Pesch: Gary, the quick answer to the last question is no, you shouldn't expect it to be similar. It's perhaps important to point out with the EduTrek acquisition there were some $30-some million of costs which we looked at as part of the purchase price. There was some assumed debt, some unusual liabilities that we assumed in that, and what was reflected in our cash flow following that acquisition was cash outflows associated with that that were essentially purchase price. But from a GAAP standpoint flow through the statement and cash flow. There are no similar dynamics, similar circumstances in place with this acquisition. So the answer is absolutely a different transaction and you will not see a similar result.

     With respect to the cap ex, we do expect that with higher levels of growth that there will be a need to expand facilities, and as part of that there will be some capital spending. We would not expect that the level of investment required would be dissimilar to what we experienced and what we have to spend in our existing operations. So we also look at there as not being some extraordinary level of capital spending here.

     G. Bisbee: OK so in general you think that the Whitman facilities and whatnot are in fairly good shape, but the idea going forward is to invest in expanding those facilities and maybe not as much bringing them up to the standard of the Career organization. Is that fair?

     P. Pesch: The expansion is where the bulk of the dollars will be. We think there's clearly some opportunity in terms of some equipment spending and everything that would improve the operations. But again, we're not looking at any extraordinary level of spending.

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

     G. Bisbee: OK. Secondly, the IT enrollment at Whitman has been decreasing at a mid teens rate over the last couple of quarters, suffering from I think the macro economy and the IT industry's woes. Maybe a bit also to the company investing more toward its growing healthcare businesses. But what's your thought on that, specifically the CTU asset, and what a reasonable expectation in terms of turning around that operation is?

     J. Larson: Before I comment on that, let me ask Rick to kind of comment on that also if he would please.

     R. Pfenniger: Gary the point we've made in our conference call is, as a program you look at our population, the IT population is down year-over-year for us, and part of it is market circumstances, and a part of it is focus for us. We've shifted our focus to other programs, both in terms of marketing program expansions, new program development, program transplants, not making investment currently in IT but rather maintaining what we have. That's been true at Sanford-Brown where we have IT programs, and at Colorado Tech. Having said that, at Sanford-Brown we're having a great year. The guidance reflects a fantastic improvement year-over-year for Sanford-Brown, largely because of the shift in the focus where we believe there's better opportunities.

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

     At Colorado Tech the situation's a little different, but it's still greatly improving. Colorado Tech for the year ended 3/31/02, had a very small profit, pre-tax about $.5 million. Implicit in the guidance that we've offered today is that Colorado Tech, for the current year, will do about $1.5 million, so it would be three times better with population as of fiscal year end approximately the same as it was one year ago, after having been, at the mid point in the year, down 5 or 6%. So what we're seeing there at Colorado Tech, is some restoration of the population, it's starting to grow back up, although we're not over where we were a year ago, and we're seeing a lot of benefit from internal efficiencies that we saw out of that organization with the new management team that we put in place a little over a year ago, and otherwise by focusing a little more aggressively on some of the non-IT things. Having said that, again we think that we will begin to see IT growth at Colorado Tech with some new initiatives with security related programs, particularly in the IT field.

     J. Larson: Just a few other comments too, one of the reasons we're really excited about being able to kind of merge the systems is the fact that there's a lot that we can help with in that area. We found it's been certainly very successful, the businesses that we've run and operated. I think if you look at the demographics, the high school program alone I think is going to add significantly to what they do throughout the Whitman system. That local market presence, just in terms of television

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

and Internet, that's something that we have been very, very successful in implementing. These are ample opportunities for us to go in and do this. It does not exist right now in any great numbers. There's some advertising things that we can bring, both in terms of efficiencies, but just know how. Things like our automated enrollment sites, I think that's going to have a tremendous impact in helping all of these areas grow, because it certainly has on the CEC site. So medical, that's a high growth field, business has really come roaring back here I think, with the economy, etc., we've done very well in that over the last year and I expect that we'll find that same thing at Whitman, and certainly in the IT area, I think there's an abundance of job opportunities out there and you've just got to kind of gear your advertising to hit different markets out there under the current circumstances.

     G. Bisbee: OK, great. One last one if I could. Whitman has done a real strong job over the last couple of years and we've seen student growth at the company accelerate from what I think was somewhere around 6.5% in their fiscal '02 to somewhere probably slightly above 10% in fiscal '03. Is it reasonable to assume that over the next two years you feel like you can accelerate the growth of this business toward the mid teens growth rate that you talked about at your analyst day for your businesses on an internal basis?

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     J. Larson: Let me ask Todd Steele to comment on that for just one moment, then I've got a comment on it also.

     T. Steele: The quick answer is absolutely. That was one of the primary reasons why we thought this was an attractive opportunity, in addition to the some of the strategic aspects of the transaction. But you know in terms of some of the initiatives that I talked about earlier, we think all of those combined can dramatically increase the already really positive growth rate that Whitman has.

     J. Larson: The combination of being able to generate more leads and we have a lot of confidence in that, as well as adding new programs, and doing very similar things that we've done with other acquisitions I think is going to make that a pretty easy target for us.

     G. Bisbee: OK, great. Thanks a lot and congratulations again.

     J. Larson: Thank you.

     Operator: Thank you. Our next question comes from Jerry Herman of Legg Mason; please state your question.

     J. Herman: Yes a follow up question with regard to margin. Obviously Rick and crew have done a good job of improving the

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margins at Whitman. Your corporate operating margin is north of 15%. Is this business the way it's configured, the way the tuition and student infrastructure is, is it a similar type margin operation ultimately?

     J. Larson: Let me ask Jake Gruver to comment on that. Jake's our President of our Colleges, Schools, and Universities, and then Pat, if you want to add any thoughts on that also.

     J. Gruver: Hi everyone. Yes, they're very similar type of operations and with the potential, with the accelerated into the population we will have some economies of scale to improve those, as we grow and invest for our future at the same time. So I feel very comfortable, very confident that you'll see improvement over both of those over a period of time. But at a manageable rate that is very good.

     J. Herman: So Jake, it should be consistent with the corporate average, is that fair?

     J. Gruver: Yes.

     J. Herman: Great, thank you. That's all I had.

     J. Larson: Great, thank you.

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     Operator: Thank you. Our next question comes from Liz Tozin of Tiedemann and Company; please state your question.

     Brett Kapelski: Actually it's Brett Kapelski [sp]. Just a quick question, what approvals do you need to get the deal done, and how confident are you that you'll be able to get like all the DOE and all the approvals, like Title 4, etc.?

     J. Larson: Todd, let me ask you to comment on that, then I just have a wrap up statement on that.

     T. Steele: There are some state approvals we need to obtain prior to closing, and with respect to our due diligence process that's a very important part of the process. You're referring to the regulatory approvals I'm assuming. That's a very important part of our due diligence process and we're extremely confident we can receive all the pre-closing approvals necessary, and obviously the post closing approvals.

     J. Larson: One of the things that we've done, of course over the last nine years we've probably done more transactions than anybody else. So I guess I would just say that we have a certain expertise in that area. We certainly study this a lot before we go into any of these things. But as Todd said, there's a high degree of confidence.

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     B. Kapelski: Is there any reason, because I know like for instance in Title
4 that there's change of controls, is there any reason, fundamentally, why they wouldn't just be able to stay the way they are? Any reason why they'd be cancelled because of the merger?

     J. Larson: No, I mean we certainly, as I say, have a lot of experience in this area and there's kind of a prescribed process that you go through with the regulatory bodies, the state, the federal government etc. The federal government, the various state regulatory agencies, and it's kind of a process. So we don't feel that there will be any issues.

     B. Kapelski: OK, thank you.

     Operator: Thank you. Our next question comes from Alan Mitrani with Copper Beach Capital; please state your question.

     Alan Mitrani: Hi, thank you. In hearing you describe the acquisition of Whitman, I could almost put any other company in the description and you're talking about diversifying your offerings and making acquisitions. Can you tell us what's specific to Whitman versus any other acquisition you may make, or that you've made, that makes this more attractive?

     J. Larson: Well I think there's a number of platforms that Whitman allows us to kind of get into maybe a little bit earlier

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than we thought, certainly on our medical side it gives us a pretty significant number of locations as well as programs. That is something that we've stated for some time now we've been interested in getting into, and got into it last year. The uniqueness of the accreditation at Colorado Technical University is of great interest and great value. The online onsite capability, and the domination that Sanford-Brown has in some of the things that it does is very attractive. It's a company that I think has been well run. I think that with some of the support that we can give it I think it's greatly going to enhance what the value is.

     A. Mitrani: Also for Whitman, was there an auction process that went on, or was this an exclusive negotiation with CEC?

     R. Pfenniger: I would say it was an exclusive negotiation.

     A. Mitrani: Thank you.

     Operator: Thank you. Our next question comes from Mark Farano of First Analysis; please state your question.

     Mark Farano: Good morning. When you think about the facilities base you're acquiring here, especially the UDS schools, it looks like it's a reasonably small school model, 400-450 students per school. Does that mean, could you just talk about a little bit what that means in terms of the ability to

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transplant the CECO programs into those schools? I think as you mentioned earlier in the call, and also could you just comment on, I know you had plans to put the Missouri College Programs I think in the Gibbs schools and elsewhere in your system. Are those plans still going forward?

     J. Larson: Yes, if you look at, a lot of schools we purchased in the past start out small and they get fairly large quickly. That's one of the kind of positive aspects. That's something that we remain very flexible on. We've got the ability to go in there and to increase the physical size. We don't get ahead of ourselves in that area, we're not going in and putting in gobs of space. But as you need it you kind of bring it on an online basis and you ramp the space and so on. Some of the AIU situations were pretty small when we got those, and I've got to tell you, today they're pretty enormous. Gibbs was, a lot of those schools were very small, as we added products and programs, I mean I could go back to some of our culinary and some of the international academy and that type of thing. So this is something that we see as being a very positive situation and the nice thing is you don't have to bring on the space until you need it.

     M. Farano: Right, and then the other transplant issue? Will the medical still be going elsewhere in the CEC system as well?

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     J. Larson: Yes, we've got that geared to go right now in a number of our
Gibbs schools. We're just awaiting approvals in some various areas and we expect that net will materialize here in the near future.

     M. Farano: OK, and one last question. I know you indicated you thought it would be accretive for '03. Given that you're bringing Whitman on in the September quarter, which has been its lowest margin quarter historically, just being the summer quarter, will it be accretive for the September quarter do you think? Or will it be accretive for the second half in total?

     J. Larson: Pat, let me ask you to comment on that.

     P. Pesch: Yes, Mark I would expect for the second half in total, and this is one of the reasons we're not providing specific guidance at this point. As we get to the closing date and we do own the schools and we know the exact timing of that, we're estimating the beginning of July depending on exactly when that closing occurs is going to affect precisely what the guidance is. So that's one of the reasons we're holding off right now, until we can really provide some firm information based on an actual closing.

     M. Farano: Thank you very much.

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     Operator: Thank you. Our next question comes from Trace Urdan with Think
Equity Partners; please state your question.

     Trace Urdan: Good morning. We've covered a lot of territory; I just have some nuts and bolts stuff. Pat, you talked about an interest rate of 4-5%, do you expect that you'd be swapping any of that out for fixed rate stuff at a later point?

     P. Pesch: Well basically implicit in that rate is an assumption that we would probably look to take a portion of the borrowings and fix it for at least some period of time. Our existing bank facility is a floating rate facility, the facility has about, at the time of the close here we would have about four and a half years remaining on that credit facility. So we would look to swap out rates and effectively lock rates for some period of time on a portion of the debt. Again we will wait until we actually are at the close to look at our cash position at that time and what the prudent level of hedge to put in place then.

     T. Urdan: OK and then what are you all estimating your share of the transaction costs are likely to be, and how are you going to handle that from an accounting standpoint? Are you going to depreciate those over the life of the assets?

     P. Pesch: Well in terms of our share of the costs, effectively all the costs are our costs, whether they're coming

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out of our bank accounts directly or whether it comes out of the Whitman account prior to close. Because it's a stock deal they all ultimately end up for our account. So when you go through the initial purchase price allocation based on the opening balance sheet, they will all effectively go into the aggregate purchase price and therefore will be part of the allocation and balance sheet.
So any costs there are effectively going to add to the intangible assets.

     T. Urdan: I'm sorry; I'm kind of confused, because Whitman's talking about $500,000 worth of costs. Are you telling me that's the total?

     P. Pesch: They indicated that they have $500,000 of costs which they will be expensing leading up to their March 31 numbers. Absent a closed deal, that's their accounting, as a separate company, that's their accounting requirements to expense those costs.

     But I'm saying, whatever dollars they spend, ultimately affect their cash balance and their cash position, which affects the assets that we acquire.

     T. Urdan: I understand that. I don't know why I'm having such trouble asking this question. What I'm asking is, what are the aggregate transaction costs for the deal?

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     P. Pesch: OK. I mean, the aggregate transaction costs would be somewhere--I'd say a conservative estimate would be somewhere in the range of $7 million, between both parties.

     T. Urdan: OK, that's great. And then, do you have any sense of what you expect the depreciable assets, that you're acquiring, to be? You know, in other words, what D&A's likely to look like as a result?

     P. Pesch: I mean we don't have an initial purchase price allocation. I would say it would be fair to say that the depreciation levels will certainly not be lower than what they are for Whitman today. Certainly, when we go through the final purchase price allocation there will be some adjustment in the carrying values, which could have some impact on that. I certainly wouldn't expect it to be lower, although I wouldn't expect it to be appreciably higher.

     There will, in all likelihood, be some definite live intangible assets, which will have to be amortized. Those would essentially be new costs. You know, I would say those would likely be in the range of a half a million dollars, to maybe a little less than $1 million.

     T. Urdan: OK, thanks very much.

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     J. Larson: Very good. Maybe just one or two more questions, and then we're kind of coming up on, you know, we've been at this now about an hour and a half. So, let's take one or two more questions, if there are any.

     Operator: Thank you sir. Our next question comes from John Paulson, of Paulson & Company. Please state your question.

     John Paulson: My question's been answered. Thank you.

     Operator: Our next question comes from Kelly Flynn, of UBS Warburg.

     Andrew Fones: Hi, this is Andrew Fones [sp], for Kelly Flynn. You mentioned earlier your intent to move towards higher end programs at Whitman. I understand kind of the current break out at Whitman is about 70%, 12% 19% diploma, associate and bachelor's degrees. I was wondering if you could give us some indication, regarding the timing of the roll out of the bachelor's courses at Sanford Brown?

     And then also, perhaps if you could give us some indication, if you have one, for your target for their level of programs offered by Whitman in those different categories?

     J. Larson: I would see that over time they probably would be somewhat similar to what the overall CEC system looks like,

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currently. Certainly, when we put in things like VisCom [sp] and some of the business programs and some of the IT areas, there's a greater emphasis there on maybe associate and bachelor degrees. We've experienced this at other places, where you give people a choice they can kind of do a diploma. But also, when there's an opportunity and you have the approvals for an associate degree, a lot of people will choose that. It not only gives you greater market share, because people see that you have a larger variety of programs that might satisfy what their end goals are.

     And I think it's kind of a gradual process, but we would see starting this and really kind of looking at it and probably fairly soon, right after the acquisition closes. Certainly, we've studied that now in the meantime. That's why we have a lot of confidence that the system would benefit from different programs and higher levels of various degrees.

     A. Fones: And regarding kind of the timing of their roll out of the bachelor's courses at Sanford Brown, do you have kind of any estimate for that?

     J. Larson: Well, we'll start this, as I say, just fairly soon after the acquisition. But I mean this could take anywhere from, you know, for some it might be six months. For others, it could be a year.

     A. Fones: Thanks a lot.

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     Operator: Sir, would you like to take one last question?

     J. Larson: Yeah, one last question, please.

     Operator: Thank you. Our last question comes from Oscar Wu, of Numera Securities. Please state your question.

     Oscar Wu: Hi. You talked about the stock options being settled in cash. Did you mention the amount?

     J. Larson: Pat, let me ask for you to refer to that.

     P. Pesch: We did not specifically mention an amount. That number will probably be between $35 million and $40 million. And that number is taken into account in the kind of cash/equity split that I gave earlier when we talked about the $230 million Enterprise value.

     O. Wu: Right, OK.

     P. Pesch: So, that is part of those numbers.

     O. Wu: So that's included in, what was it, the $118 [million] of cash?

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     P. Pesch: That was $118--we talked about $118 of stock, approximately $112 million cash. It was contemplated in that $112 million of cash.

     O. Wu: OK.

     P. Pesch: Along with some other factors in terms of the cash that they have on the balance sheet, things like that.

     O. Wu: OK, so it's exactly 50-50 basically, in terms of cash and stock, right?

     P. Pesch: It's close.

     O. Wu: OK. But I guess the question would be, this is a tax-free transaction, is it not?

     P. Pesch: Yeah.

     O. Wu: Of the stock portion?

     P. Pesch: On the stock portion.

     O. Wu: OK. I guess, if, you know, if the stock price were to go down, so that the stock price, so the stock value was less than 50-50, could you still get that to be tax free?

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     P. Pesch: As it's structured, yes it will be tax-free. You know, what I might suggest? I'd made mention of this earlier. If you take a look at the actual merger agreement, which is on file with the SEC now, look at those provisions, I'd be happy to, you know, discuss this with you outside this call to make sure you understand the mechanics and why that's the case.

     O .Wu: OK. I guess, just to wrap up--.

     J. Larson: Yeah, just a quick wrap up here.

     O. Wu: Is there a stock price at which it becomes not tax-free?

     P. Pesch: No.

     O. Wu: OK, thank you.

     J. Larson: Very good, thank you. I certainly appreciate everybody's time today. Hopefully, you have a greater understanding of the transaction and why we're so excited about it, and certainly the value added. The confidence that you've all shown us in the past, as we've kind of made different decisions and moved forward with the company.

     So, thank you very much. We appreciate all the questions.

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     Operator: Thank you sir. Ladies and gentlemen, if you wish to access the replay for this call, you may do so by dialing 973 709 2089, with an ID number of 288281. This concludes our conference call for today. Thank you all for participating and have a great day. All participants may now disconnect.

                             (conference concluded)

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